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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

AUTONOMY CORPORATION PLC

Commission File No: 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        On July 23, 2003, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's results for the three and six months ended June 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits
99.1	Press Release issued on July 23, 2003, announcing results for the three and six months ended June 30, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: July 24, 2003	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release issued on July 23, 2003, announcing results for the three and six months ended June 30, 2003.

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SIGNATURES
AUTONOMY CORPORATION PLC INDEX TO EXHIBITS